

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 27, 2023

Ka Fai Yuen
Chief Executive Officer
TOP Financial Group Ltd
118 Connaught Road West
Room 1101
Hong Kong

> **Re: TOP Financial Group Ltd**
> **Amendment No. 3 to Registration Statement on Form F-3**
> **Filed September 21, 2023**
> **File Number 333-273066**

Dear Ka Fai Yuen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Registration Statement on Form F-3 Amended September 21, 2023

Enforceability of Civil Liabilities, page 27

1. We note your response to prior comment 2 and reissue in part. Please revise to clarify whether Cogency will accept service for any action under the civil liability provisions of the U.S. federal securities laws against any of its officers and directors who are residents of a foreign country in any appropriate court. See Item 101(g) of Regulation S-K.

You may contact John Stickel at (202) 551-3324 or Chris Windsor at (202) 551-3419 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance